

March 4, 2011

Via Email
Bipin C. Shah, Chief Executive Officer
Universal Business Payment Solutions Acquisition Corporation
Radnor Financial Center
150 North Radnor-Chester Road, Suite F-200
Radnor, Pennsylvania 19087

> **Re: Universal Business Payment Solutions Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 3, 2011**
> **File No. 333-171359**

Dear Mr. Shah:

We have reviewed the above-referenced filing and the related response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 18, 2011.

General

1.   We note your response to prior comment 7, but it appears that you could be subject to Rule 419 even if you do not dissolve. When considering the proposed repurchase of up to 50% of the shares sold in the offering, in combination with the proposed 93.1% redemption threshold, the company appears to be proposing to sell securities while concurrently planning to retain less than $5 million in assets. Please revise your prospectus throughout to clarify the basis for your belief that you would not be subject to Rule 419 in light of your proposed repurchases, redemptions, and lack of a commitment to dissolve if you fail to consummate a business combination and how your offering may be effected in such a manner to avoid the application of Rule 419.

Cover Page

2.   We refer to your response to prior comment 9 and note that you have not revised the header of your prospectus cover page to include all securities that you are offering (i.e. the shares of common stock and the warrants underlying the units). As such, we reissue prior comment 9 and ask that you make the necessary revisions to your document.

Prospectus Summary, page 1

3. It appears that your website, www.ubpsac.com, is not operational at this time. Please advise.

Risk Factors

"We may not be able to complete a business combination within the required time frame…," page 15

4. We refer to prior comment 11. Please revise to include a discussion in this risk factor that any interest earned on the funds held in the trust account that may be distributed to public stockholders will be less (1) any amounts released to you to purchase your shares of common stock, (2) any interest earned on the funds in the trust account that may be released to you to pay your tax obligations and (3) any interest earned on the funds in the trust account that may be released to you to pay your expenses and other working capital requirements.

"Our ability to effect a business combination successfully and to operation successfully thereafter …", page 16

5. We note that your response to prior comment 18 does not address the possibility that your key personnel may leave your company prior to your consummation of a business combination. Please revise.

"We will incur significant costs following the closing of this offering," page 30

6. We note your response to prior comment 15 that disclosing the anticipated minimum amount of increased expenses relating to administrative costs of being a public reporting company would be potentially misleading to investors. We continue to believe that quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition. We will not object if you provide a cross-reference to the estimates of administrative expenses under the "Use of Proceeds" section.

Proposed Business

Market Opportunity, page 44

7. We note your response to prior comment 24 that you will provide us supplementally with copies of the relevant sources. While we will continue to review your filing prior to effectiveness, we may have further comments after receiving copies of the third-party reports. Also, please tell us whether all or any of the reports were prepared for you in connection with this offering.

Regulation, page 46

8.   We note your response and amended disclosure in response to prior comment 25. Given that you "intend to seek opportunities to acquire one or more 'platform' companies in the payment processing industry," and "to pursue follow-on acquisitions to consolidate [your] presence in the payments industry and related markets so as to leverage the benefits [your] innovations and achieve attractive economies of scale," it is unclear why you are unable to provide a more detailed discussion of the government regulations that may be applicable to your proposed business. Please advise.

Periodic Reporting and Audited Financial Statements, page 56

9.   We refer to prior comment 5 and note your statement that you have registered your securities and are subject to ongoing reporting obligations. Please revise to disclose your reporting status at the date of this prospectus. You may indicate that you intend to register your securities under the Exchange Act and will become subject to reporting obligations subsequent to your registration statement being declared effective.

Management, page 62

10.   For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company in light of the registrant's business and structure. See Item 401(e) of Regulation S-K.

Exhibits

11.   We note that the exhibit index indicates that the 10b5-1 Trading Plan is between you and Morgan Stanley. However, you state in Note 1 to your financial statements, however, that the purchases of your shares that you intend to make pursuant to your 10b5-1 plan will be entered into immediately "prior to the Effective Date with EarlyBirdCapital Inc. or another independent broker-dealer approved by the Company's board of directors." Please advise.

        Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Attorney-Advisor

cc: Via Email
        James A. Lebovitz, Esq.
        Dechert LLP